                                YIGAL ARNON & CO.
                              ADVOCATES AND NOTARY

                            TEL AVIV September 7, 2006
                            Ref.

Ms. Tangela Richter
Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

           RE: ORGANITECH USA, INC.
           AMENDMENT NO. 1 REGISTRATION STATEMENT ON FORM SB-2
           FILE NO. 333-134027

           FORM 10-KSB/A1 FOR THE FISCAL YEAR ENDED DECEMBER 31,
           2005, FILED JULY 26, 2006
           FILE NO. 0-22151

Dear Ms. Richter:

     On behalf of Organitech USA, Inc., a Delaware corporation (the "COMPANY"), enclosed is a copy of Amendment No. 2 to the above-referenced Registration
Statement (the "REGISTRATION STATEMENT"), as filed with the Securities and
Exchange Commission (the "COMMISSION") on the date hereof, marked to show changes from the Registration Statement filed with the Commission on July 26,
2006; and Amendment No. 2 to the Company's Annual Report on Form 10-KSB for the
fiscal year ended December 31, 2005 (the "ANNUAL REPORT"), as filed with the
Commission on the date hereof, marked to show changes from the Annual Report filed with the Commission on July 26, 2006.

     The changes reflected in the Registration Statement and the Annual Report
include those made in response to the comments (the "COMMENTS") of the staff of the Division of Corporation Finance (the "STAFF") of the Commission regarding the Registration Statement on Form SB-2 (File No. 333-134027) and the Annual
Report (File No. 0-22151) set forth in the Staff's letter of August 15, 2006
(the "COMMENT LETTER"). The Registration Statement and Annual Report also include other changes that are intended to update, clarify and render more complete the information contained therein.

YIGAL ARNON & CO.

FORM SB-2/A1 FILED ON JULY 26, 2006

FINANCIAL STATEMENTS, PAGE 50

1.   PLEASE UPDATE THE FINANCIAL STATEMENTS INCLUDED IN THE DOCUMENT AS REQUIRED
     BY ITEM 310(G) OF REGULATIONS S-B.

     RESPONSE: THE COMPANY ADVISES THE STAFF THAT IT HAS UPDATED THE FINANCIAL
     STATEMENTS INCLUDED IN THE REGISTRATION STATEMENT AS REQUIRED UNDER ITEM
     310(G).

FORM 10-KSB/A1 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS.

CONTROLS AND PROCEDURES, PAGE 27

2.   WE HAVE READ YOUR RESPONSE TO PRIOR COMMENT SEVEN AND NOTE THAT YOU HAVE
     REVISED YOUR DISCLOSURE TO INDICATE THAT YOUR DISCLOSURE CONTROLS AND
     PROCEDURES ARE GENERALLY EFFECTIVE AS OF THE END OF THE PERIOD COVERED BY
     YOUR REPORT. PLEASE DISCLOSE DEFINITIVELY WHETHER YOUR DISCLOSURE CONTROLS
     WERE EFFECTIVE OR WERE NOT EFFECTIVE AS OF DECEMBER 31, 2005. IF YOU
     CONCLUDED THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES WERE NOT EFFECTIVE
     DUE TO THE PRESENCE OF MATERIAL WEAKNESSES, PLEASE DISCLOSE EACH MATERIAL
     WEAKNESS IDENTIFIED, THE IMPACT THESE WEAKNESSES HAS ON YOUR FINANCIAL
     REPORTING AND CONTROL ENVIRONMENT AND THE STEPS YOU ARE TAKING TO REMEDIATE
     THE WEAKNESSES. THIS COMMENT ALSO APPLIES TO YOUR DISCLOSURE OF CONTROLS
     AND PROCEDURES INCLUDED IN YOUR FORM 10-QSB FOR THE INTERIM PERIODS ENDED
     MARCH 31, 2006 AND JUNE 30, 2006. IF THERE WERE NO CHANGES IN YOUR INTERNAL
     CONTROLS OVER FINANCIAL REPORTING DURING THE FOURTH FISCAL QUARTER, THEN
     PROVIDE DISCLOSURE TO THAT EFFECT.

     RESPONSE: The Company supplementally advises the Staff that its disclosure controls and procedures were effective as of December 31, 2005, and that the use of the word "generally" in describing the effectiveness of the disclosure controls and procedures, was inadvertent. Consequently, the
     Company advises the Staff that it has noted the Staff's comment and revised the required disclosures to the Controls and Procedures section of the
     Annual Report, and the Company's Forms 10-QSB for the interim periods ended
     March 31, 2006 and June 30, 2006.

FINANCIAL STATEMENTS

NOTE 12 - CONVERTIBLE LOANS, PAGE F-25

3.   WE NOTE THAT YOU ISSUED AN ADDITIONAL 200,000 SHARES OF COMMON STOCK TO
     GALI IN MAY 2005 AS PAYMENT FOR ADDITIONAL FINANCING EXPENSES. IN ADDITION,
     WE NOTE THAT YOU REDUCED ADDITIONAL PAID IN CAPITAL FOR THE PAR VALUE OF
     THE SHARES ISSUED. IT DOES NOT APPEAR THAT YOU HAVE REFLECTED THIS
     ADDITIONAL EXPENSE ON YOUR CONSOLIDATED STATEMENT OF OPERATIONS FOR THE
     YEAR ENDED DECEMBER 31, 2005. PLEASE EXPLAIN TO US HOW YOU HAVE REFLECTED
     THE PAYMENT OF THESE FINANCING EXPENSES IN YOUR FINANCIAL STATEMENTS.
     WITHIN YOUR RESPONSE PLEASE CITE THE AUTHORITATIVE ACCOUNTING LITERATURE,
     YOU BELIEVE SUPPORTS YOUR TREATMENT FOR THESE EXPENSES.

                                     - 2 -

YIGAL ARNON & CO.

     RESPONSE: The Company supplementally advises the Staff that on June 14,
     2004, the Company signed a convertible loan agreement with Sh.A.Gali Ltd.
     ("Gali"), whereby Gali provided the Company with a convertible loan in the amount of $100,000 (the "Loan"), convertible into 454,545 shares of the
     Company's common stock. In addition, Gali was also entitled to 200,000 shares of the Company's common stock under the Loan in consideration for the provision of the Loan.

     In its annual report for the year 2004, the Company accounted for the Loan according to APB Opinion No. 14 "Accounting for Convertible Debt and Debt
     Issued with Stock Purchase Warrants", EITF 98-5 "Accounting for Convertible
     Securities with Beneficial Conversion Features or Contingently Adjustable
     Conversion Ratios" and EITF 00-27 "Application of Issue No. 98-5 to certain
     Convertible Instruments".

     According to APB Opinion No. 14 and EITF 00-27 (Issue 1 - Effective
     Conversion Price) the Company allocated the proceeds received under the
     Loan and for the 200,000 detachable shares. The amount allocated to the detachable shares was recorded only as additional paid in capital (receipt on account of shares) since at that time the shares were not issued.
     Following such allocation, the Company applied EITF 98-5 to the amount allocated to the Loan, using the effective conversion price and measured the intrinsic value of the embedded conversion option.

     The Company recorded as paid-in capital, a beneficial conversion feature in the amount of $88,000 related to the Loan and to the fair value of the
     200,000 shares of the Company's common stock issued in connection with the
     Loan. The Company has disclosed the accounting of the Loan also in Note 11A to its 2004 financial statements and Note 12A to its 2005 financial statements. The Company recorded in its statement of operations for 2004 and 2005, financing expenses in the aggregate of $88,000, recorded as
     $47,667 in 2004 and $40,333 for 2005.

     In May 2005, following the issuance to Gali of said 200,000 shares of common stock, the Company reduced the paid-in capital initially recorded in
     2004 for the par-value of the shares issued, in the amount of $200. Such a reduction was reflected in the Company's statement of shareholders'
     deficiency for 2005.

                                     - 3 -

YIGAL ARNON & CO.

NOTE 14 SHARE CAPITAL, PAGE 32

N. PRIVATE PLACEMENT IN PUBLIC ENTITY ("PIPE"), PAGE 35

4.   WE NOTE YOUR DISCLOSURE AT NOTE 12B IN WHICH YOU STATE THE PROMISSORY NOTE
     DUE TO CLAL WAS CONVERTED ON MARCH 2, 2005. IN ADDITION, WE NOTE THAT IN
     2005 AND 2006 YOU ISSUED COMMON STOCK AND WARRANTS TO CLAL AND RECEIVED
     GROSS PROCEEDS TOTALING $1,000,000. PLEASE EXPLAIN TO US HOW YOU REFLECTED
     THESE TRANSACTIONS IN YOUR FINANCIAL STATEMENT. IN THIS REGARD, IT DOES NOT
     APPEAR THAT YOU REFLECTED THE ISSUANCE OF ANY COMMON SHARES TO CLAL IN YOUR
     STATEMENTS OF STOCKHOLDERS EQUITY.

     RESPONSE: The Company supplementally advises the Staff that as described in
     Note 12B of the Company's financial statements for 2005, on December 21,
     2004, the Company issued a convertible promissory note to Clal with the principal amount of $100,000. Clal had the option to convert the principle amount of the promissory note into 400,000 shares of common stock of the
     Company. The conversion price per share of $0.25 was determined to be the fair market value of a share of common stock of the Company on the issuance date.

     Accordingly, the balance sheet in the Company's financial statements for
     2004 included a convertible loan received from Clal in the amount of
     $100,000.

     As described in Note 15N of the Company's financial statements for 2005, on
     February 20, 2005 (the "Closing Date"), the Company and several investors, including Clal, entered into an investment agreement (the "Investment
     Agreement") whereby, the investors and Clal were entitled to purchase up to
     4,000,000 shares of the Company's common stock (the "Investment Shares")
     for an aggregate purchase price of $1,000,000 and options to purchase shares of common stock of the Company. Such aggregate price included the conversion by Clal of the convertible promissory note into equity.

     Pursuant to the Investment Agreement, during March and May 2005, the
     Company issued the following to Clal and the investors: 2,200,000 shares of the Company's common stock (including the conversion of Clal's promissory note into 400,000 shares), A-1 Warrants to purchase 1,100,000 shares of the
     Company's common stock and A-2 Warrants to purchase 1,100,000 shares of the
     Company's common stock. The issuance was in consideration for $450,000 received in 2005 and the conversion of the convertible loan of $100,000 received from Clal in 2004.

     On July 1, 2005, the investors invested an additional $50,000 in consideration for 200,000 shares of common stock of the Company, which were issued on November 2005, A-1 Warrants to purchase a further 100,000 shares of the Company's common stock and A-2 Warrants to purchase a further
     100,000 shares of the Company's common stock.

     Accordingly, the issuance of the total of 2,400,000 shares of common stock for a total consideration of $600,000 (before deducting issuance expenses)
     as mentioned above, were recorded in the statements of shareholders'
     deficiency in the Company's financial statements for 2005.

     On January 31, 2006, the investors invested the remaining $400,000 for which in April 2006, the Company issued them the following: 1,600,000 shares of the Company's common stock, A-1 Warrants to purchase 800,000 shares of the Company's common stock and A-2 Warrants to purchase 800,000 shares of the Company's common stock. The issuance of the shares was recorded in the Company's statements of shareholders' deficiency for the six-month period ended June 30, 2006.

                                     - 4 -

YIGAL ARNON & CO.

     If you have any questions or comments regarding the foregoing, please contact the undersigned at +972 3 608 7864.

                                                            Sincerely yours,

                                                            /s/ Adrian Daniels
                                                            ------------------
                                                            Adrian Daniels, Adv.

cc:  T. Towner
     J. Gallagher
     C. Moncada-Terry

                                     - 5 -